Exhibit (a)(5)(C)

EFiled: Dec 20 2013 06:35PM EST Transaction ID 54745156
Case No. 9183-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JACOB FRIEDMAN, individually and on behalf of all others similarly situated,

Plaintiff,	C.A. No.:

v.

NUPATHE, INC., ARMANDO ANIDO, MICHAEL F. COLA, JAMES A. DATIN, WILLIAM J. FEDERICI, RICHARD S. KOLLENDER, ROBERT P. ROCHE, JR., BRIAN J. SISKO, WAYNE P. YETTER, ENDO HEALTH SOLUTIONS INC., and DM MERGER SUB INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Jacob Friedman (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE CASE

1.                                      This stockholder class action arises out of the proposed acquisition (the “Acquisition”) of NuPathe, Inc. (“NuPathe” or the “Company”) by Endo Health Solutions Inc. (“Endo”) and alleges breaches of fiduciary duty against the members of NuPathe’s board of directors (the “Board” or the “Director Defendants”) for their agreeing to sell the Company for inadequate consideration pursuant to a flawed and deficient sales process.

2.                                      On December 16, 2013, NuPathe and Endo announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Endo plans to acquire all of the outstanding shares of NuPathe’s common stock for $2.85 per share in cash, or a total of approximately $105 million, via a tender offer (the “Tender Offer”) that is scheduled to commence on or before December 26, 2013 and close early in 2014. NuPathe stockholders could also receive up to an additional $3.15 per share based on the commercial success of the Company’s migraine treatment ZECUITYTM (“Zecuity”) over the next approximately nine years.

3.                                      NuPathe and its Board are substantially controlled by venture capital and investment firms and other investors that, with their affiliates, collectively own about 75% of the Company’s outstanding common stock. These entities include Quaker Partners Management, L.P. (“Quaker”) (24.9%), Safeguard Scientifics, Inc. (“Safeguard”) (24.4%), GlaxoSmithKline plc (“GSK”) (13.7%), and Battelle Ventures, L.P. (“Battelle”) (11.5%).

4.                                      Under the coercion of these investors, the Director Defendants have breached their fiduciary duties to NuPathe’s stockholders by agreeing to the Acquisition for inadequate and uncertain consideration. As detailed herein, the planned Acquisition has been specifically timed to allow Endo to take advantage of the upcoming commercial launch of Zecuity—which is expected in early 2014—while the Company and its stockholders have borne the research and development costs over the past several years. Even assuming the maximum consideration based on the contingent value rights, the Acquisition nonetheless undervalues the Company. Moreover, although NuPathe stockholders are being cashed out, members of the Company’s management are expected to share in its upside as they stand to receive special benefits in the form of post-Acquisition employment and investment opportunities.

5.                                      The Director Defendants exacerbated their breaches by agreeing to lock up the Acquisition with unreasonable “deal protection” devices that prevent other bidders from making a competing offer for the Company. Specifically, the Board agreed to: (i) a “no shop” provision barring NuPathe from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers; (ii) a provision that gives Endo two business days to match any competing proposal in the unlikely event one is made; and (iii) a provision that forces the Company to pay Endo a termination fee of $5 million—a whopping 4.8% of the current value of the Acquisition—simply to enter into an alternative transaction with a superior bidder. These provisions unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and other strategic alternatives.

6.                                      As a result of the foregoing breaches, NuPathe’s stockholders stand to suffer irreparable harm. Indeed, if the Board’s actions are left unchecked, Endo will consummate the Acquisition, and NuPathe stockholders will forever be prevented from realizing the true value of their shares.

7.                                      Plaintiff, therefore, brings this action on behalf of himself and all similarly situated NuPathe stockholders (the “Class”) to prevent them from suffering irreparable harm from the consummation of an unfair and inadequate Acquisition.

PARTIES

8.                                      Plaintiff is, and has been at all relevant times, the owner of shares of common stock of NuPathe.

9.                                      Defendant NuPathe, a Delaware corporation headquartered in Malvern, Pennsylvania, is a specialty pharmaceutical company focused on innovative neuroscience solutions for diseases of the central nervous system including neurological and psychiatric disorders. Its flagship product is Zecuity, approved by the U.S. Food and Drug Administration (the “FDA”) in January of 2013 and expected to reach the market in early 2014, is the only FDA-approved prescription migraine patch.

10.                               Defendant Armando Anido has served on the Board since July 2012 and has also been the Company’s Chief Executive Office since July 2012. Mr. Anido has previously held senior positions at GlaxoWellcome, which merged with SmithKline Beechan in 2000 to form GSK.

11.                               Defendant Michael F. Cola has served on the Board since December 2006 and previously served as Chairman of the Board from December 2006 through July 2010. Mr. Cola has previously held senior positions at Shire plc, Safeguard, a Pennsylvania-based company that provides growth capital for entrepreneurial and innovative healthcare and technology companies (including NuPathe), and AstraZeneca and AstraMerck.

12.                               Defendant James A. Datin has served on the Board since October 2012. Mr. Datin has previously held senior positions at Safeguard, GSK, and Baxter/Merck KGaA. Mr. Datin is also currently a member of the board of NovaSom.

13.                               Defendant William J. Federici has served on the Board since January 2011.

14.                               Defendant Richard S. Kollender has served on the Board since October 2012. He previously served on the Board from 2007 to 2011. Mr. Kollender has served as a Partner at Quaker (formerly Quaker BioVentures Management, L.P.), a venture capital and growth equity firm with a focus on the healthcare industry, since October 2005. Mr. Kollender has also held senior positions at GSK.

15.                               Defendant Robert P. Roche, Jr. has served on the Board since July 2010. Mr. Roche has previously held senior positions at SmithKline Beecham, which merged with GlaxoWellcome in 2000 to form GSK.

16.                               Defendant Brian J. Sisko has served on the Board since October 2012. He is also currently a senior executive at Safeguard and also serves on the board of directors of NovaSom.

17.                               Defendant Wayne P. Yetter has served as the Chairman of the Board since July 2010. Mr. Yetter has previously held senior positions at Astra Merck Inc., Merck, and Pfizer.

18.                               Defendants referenced in ¶¶ 10-17 are collectively referred to as the “Director Defendants” or the “Board.”

19.                               Defendant Endo, a Delaware corporation headquartered in Malvern, Pennsylvania, is a U.S.-based pharmaceutical company.

20.                               Defendant DM Merger Sub Inc. (“Merger Sub”), a Delaware corporation, is a wholly-owned subsidiary of Endo that was formed for the sole purpose of effectuating the Acquisition.

CLASS ACTION ALLEGATIONS

21.                               Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of NuPathe common stock and their successors in interest, except Defendants and their affiliates (the “Class”). This action is properly maintainable as a class action for the reasons set forth below.

22.                               The Class is so numerous that joinder of all members is impracticable. According to § 4.2 of the Merger Agreement, as of November 30, 2013, NuPathe had 31,340,679 shares of common stock issued and outstanding. Shares of NuPathe’s common stock are held by hundreds, if not thousands of persons.

23.                               Questions of law and fact are common to the Class, including whether:

a.                                      the Board members have breached, and are continuing to breach, their fiduciary duties owed by them to Plaintiff and the others members of the Class;

b.                                      the Board members, in connection with the Acquisition, are pursuing a course of conduct that is in violation of their fiduciary duties;

c.                                       the Board members are engaging in self-dealing in connection with the Acquisition;

d.                                      the Board members are unjustly enriching themselves and other insiders or affiliates of NuPathe;

e.                                       Endo aided and abetted the Director Defendants’ breaches of fiduciary duty; and

f.                                        the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

24.                               The claims of Plaintiff are typical of the claims of other members of the Class, and Plaintiff is not subject to any atypical claims or defenses.

25.                               Plaintiff will fairly and adequately represent the Class, as he is committed to prosecuting this action, has no conflicts of interest, and has retained competent counsel experienced in litigation of this nature.

26.                               Defendants have acted in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief or corresponding declaratory relief with respect to the Class as a whole. Further, the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

Overview of NuPathe and Its Financial Prospects

27.                               NuPathe, founded in January of 2005, is a development-stage specialty pharmaceutical company focused on innovative neuroscience solutions for diseases of the central nervous system, including neurological and psychiatric disorders.

NuPathe’s Breakthrough Product—Zecuity

28.                               The Company’s flagship and first commercial product is Zecuity (developed under the name NP101 and previously known as Zelrix), which was approved by the FDA in January for acute treatment of migraines with or without aura in adults. (Auras are symptoms that sometimes precede migraine headaches, including flashing lights, tingling in hands or feet, and a disturbed sense of smell.)

29.                               Zecuity is a disposable, single-use, battery-powered patch that transmits the active ingredient sumatriptan through skin. Following application and with a press of a button, Zecuity initiates transdermal delivery (through the skin), bypassing the gastrointestinal tract. Throughout the four-hour dosing period, the microprocessor within Zecuity continuously monitors skin resistance and adjusts drug delivery accordingly to ensure delivery of 6.5 mg of sumatriptan, the most widely prescribed migraine medication, with minimal patient-to-patient variability.

30.                               Migraines represent a substantial and lucrative market. According to the Migraine Research Foundation, nearly one in four U.S. households include someone who experiences migraines. As NuPathe stated in a recent presentation that was filed with the U.S. Securities and Exchange Commission (the “SEC”), there are 31 million migraine sufferers in the U.S. alone.

31.                               What sets Zecuity apart from its competition, however, is that it is designed to overcome limitations of current migraine treatments that are related to route of administration and peak plasma concentrations and, in particular, to address the unmet needs of patients who experience migraine-related nausea (MRN) as part of their attacks.

32.                               While a migraine is commonly associated with a debilitating headache that is the hallmark of a migraine, MRN can be a significant source of disability. According to recent study, 49.5% of migraine patients experience MRN in at least half of their migraine attacks. These migraine patients reported more migraine disease burden and impairment to work and life including increased odds of being on medical leave, as well as higher headache pain severity and headache impact, compared with patients who infrequently or never experience MRN.

33.                               NuPathe has stated that, because Zecuity is administered transdermally, the Company expects that it will be an attractive treatment option for migraine patients suffering from nausea or vomiting who might otherwise delay or avoid taking oral medication. Indeed, since Zecuity avoids the gastrointestinal tract, most patients do not experience nausea, thereby making NuPathe’s sumatriptan patch a viable therapeutic option.

34.                               Significantly, NuPathe has a huge competitive edge over other companies that produce migraine-related products because Zecuity is the first and only patch approved by the FDA for the acute treatment of migraines.

35.                               NuPathe’s management has strong sales and marketing experience, so industry experts expect the Company to succeed in marketing Zecuity to prescribing physicians.

36.                               Zecuity also promises solid returns well into the future, as five Orange-Book listed patents provide protection to April 2029.

37.                               The Company, therefore, expects to reap extraordinary returns from the commercialization of Zecuity.

NuPathe’s Pipeline Product Candidates—NP201 and NP202

38.                               In addition to Zecuity, NuPathe has two proprietary product candidates—NP201 and NP202—based on the Company’s LADTM (Long-Acting Delivery) biodegradable implant technology that allows delivery of therapeutic levels of medication over a period of months with a single dose.

39.                               NP201, which has been developed for the continuous symptomatic treatment of Parkinson’s disease, utilizes a leading FDA-approved dopamine agonist, ropinirole, and is being developed to provide up to two months of continuous delivery.

40.                               In April and May of 2013, the United States Patent and Trademark Office (USPTO) issued a notice of allowance for U.S. Patent applications 12/074,101 and 11/784,526, respectively, both of which are entitled “Implants for the Treatment of Dopamine Associated States.” These patents were issued in the summer and will provide patent protection into for NP201 through July 2028 and October 2027, respectively. NuPathe has additional licensed patent applications pending in the U.S. and other territories for NP201.

41.                               NuPathe’s other proprietary product candidate, NP202, which is expected to be used for the long-term treatment of schizophrenia and bipolar disorder, is being developed to address the long-standing problem of patient noncompliance by providing three months of continuous delivery of risperidone, an atypical antipsychotic.

42.                               Both NP201 and NP202 are in the pre-clinical stage but target a large, unmet need. According to NuPathe’s public filings, 1% of individuals over the age of 60 in industrialized countries battle Parkinson’s disease. Accordingly, NP201 targets a huge market. Moreover, 24 million people globally face schizophrenia, thus demonstrating an overwhelming commercial opportunity for NP202.

NuPathe’s Operational Structure

43.                               NuPathe does not have any manufacturing facilities. Rather, all of the Company’s manufacturing processes are outsourced to third parties with oversight by NuPathe’s internal managers. The Company has stated that this practice helps to control expenses, as the construction, maintenance, and insurance of pharmaceutical manufacturing facilities requires significant capital.

44.                               The Company intends to manage its supply chain for Zecuity internally. FDA regulations require that materials be produced under current Good Manufacturing Practices (cGMP). Accordingly, the Company has established an internal quality control and quality assurance program, including a set of standard operating procedures and specifications that are consistent with cGMP. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures.

45.                               NuPathe has stated that it expects to enter into a commercial manufacturing agreement for Zecuity with a U.S. subsidiary of LTS Lohmann Therapie-Systeme AG (LTS), which manufactured the Company’s clinical supplies of Zecuity under the terms of a development and license agreement. To that end, NuPathe funded the purchase by LTS of the machinery that LTS will use to produce the commercial supply of Zecuity. The machinery is customized to the particular manufacturing specifications of Zecuity and is owned by LTS.

46.                               NuPathe is also developing other customized machinery to assemble a key component of Zecuity. Upon completion, the equipment will be installed at a designated third party manufacturer.

47.                               The Company also intends to enter into supply agreements with other critical contract manufacturers, component fabricators, and secondary service providers to secure commercial supply for Zecuity.

48.                               Supplies for the NP201 and NP202 clinical programs, consisting of LAD and the active ingredients, ropinirole and risperidone, are currently manufactured for NuPathe by Evonik Industries AG, Inc. Ropinirole and risperidone are generic and available from multiple sources.

NuPathe’s Principal and Influential Stockholders

49.                               As of April 30, 2013, when NuPathe filed its most recent proxy statement, the Company’s largest stockholders included: (i) Quaker and its affiliates (24.9%), where Defendant Kollender has been a partner or principal since 2003; (ii) Safeguard and its affiliates (24.4%), where Defendants Cola, Datin, and Sisko have served in various senior executive roles; (iii) GSK and its affiliates (13.7%), where Defendants Anido, Datin, Kollender, and Roche have served in various senior executive roles at various points in time; and (iv) Battelle and its affiliates (11.5%).

50.                               These four entities are among NuPathe’s earliest and most significant investors and have a substantial interest in recouping their investment in the Company, especially now that NuPathe has received FDA approval for Zecuity.

51.                               Moreover, given their ubiquitous presence on the Board—through Defendants Anido, Cola, Datin, Kollender, Roche, and Sisko (six of eight Board members)—these entities have been able to coerce the Board into agreeing to pursue a course of conduct that ensures the sale of NuPathe regardless whether such a sale would be in the best interests of the Company’s stockholders.

52.                               As Quaker readily admits on its website (http://www.quakerbio.com/), its investment strategy features “active board involvement.” The desire to exit its investment in NuPathe is consistent with the investment firm’s recent focus away from investing in early-stage companies to focusing more on companies that have their products or services on the market or are close to getting them there.

53.                               Safeguard takes a similar approach. Safeguard has openly admitted on its website (http://www.safeguard.com/) that it generally seeks to be “the primary shareholder in each partner company” and frequently assumes an active managerial role. Moreover, concerning the lifespan of its investments, “Safeguard seeks to achieve, in the aggregate, 2x to 5x cash-on-cash returns within three to five years of initial capital deployment.” Based thereon, having invested tens of millions of dollars in NuPathe since 2006, Safeguard has been eager to exit its investment in the Company.

Endo’s Proposed Acquisition of NuPathe

54.                               On December 16, 2013, NuPathe and Endo announced that they had entered into a Merger Agreement, dated December 15, 2013, pursuant to which Endo, through Merger Sub, will acquire all of the outstanding shares of NuPathe’s common stock for $2.85 per share, or a total of $105 million.

55.                               NuPathe stockholders also stand to receive the right to contingent cash consideration payments of up to $3.15 per share if specified net sales milestones for NuPathe’s migraine treatment Zecuity are achieved. The contingent cash consideration payments will not be publicly traded and can be summarized as follows:

a.                                      $2.15 per share if net sales of Zecuity exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of Zecuity; and

b.                                      An additional $1.00 per share if net sales of Zecuity exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of Zecuity.

56.                               The Acquisition is being structured as a Tender Offer, which is scheduled to commence no later than December 26, 2013, and will be completed within 20 days of being commenced.

57.                               Upon completion of the Tender Offer, Endo intends to effectuate a short-form merger under Section 251(h) of the Delaware General Corporation Law. Accordingly, no vote of stockholders of the Company will be required in connection with the Acquisition.

58.                               The Merger Agreement provides that the consideration payable to the Company’s stockholders pursuant to the Offer and the Merger may be funded by a combination of funds provided by Endo and the contribution of cash by the Company. In other words, the Merger Agreement expressly contemplates that Endo might use NuPathe’s on-hand cash to help Endo acquire the Company.

59.                               MTS Securities, LLC (“MTS”), an affiliate of MTS Health Partners, LP, acted as financial advisor and rendered a fairness opinion to NuPathe’s Board.

The Acquisition Represents Wholly Inadequate Consideration for NuPathe Stockholders

60.                               The $2.85 per share being offered by Endo is inadequate and grossly undervalues NuPathe and its prospects.

61.                               As stated above, Zecuity is a revolutionary product that targets an unmet need in the treatment of migraines, which affects 30 million people in the U.S. alone. Its unique ability to treat migraines and solve MRN immediately makes Zecuity a goldmine. The $2.85 per share simply fails to reflect adequate value for Zecuity and its short- and long-term commercial upside.

62.                               Few analysts provide active coverage of NuPathe’s stock, yet the ones that follow the Company have expressed considerable optimism over its prospects.

63.                               Following FDA approval of Zecuity, WBB Securities upgraded NuPathe from a Buy to a Strong Buy rating. The firm set a $7 price target for the Company’s stock. Wedbush reiterated its Outperform rating for NuPathe and raised its fair value of NuPathe stock from $6 to $8 after Zecuity’s FDA approval. As Wedbush explained:

We see significant upside potential for [NuPathe] and reiterate our OUTPERFORM rating and are increasing our fair value to $8 from $6 with ZecuityTM’s U.S. approval. We calculate PATH’s fair value based on a 30% annual discount and a 1x-10x premium range on our net peak annual sales estimate for each product and indication in the clinic to reflect risk.

64.                               The value of the Acquisition is also inadequate because less than half of the potential consideration is guaranteed. Indeed, of the possible $6 per share that could be received by NuPathe stockholders, only $2.85 is guaranteed upon completion of the Acquisition. The remaining $3.15 in contingent consideration will be paid out only upon accomplishment of the above-described benchmarks within nine years of the first commercial sale of Zecuity.

65.                               The nine-year wait-and-see period is also unreasonable and not in the best interests of NuPathe stockholders. Specifically, Zecuity will enjoy patent-related protection until April 2029. However, the nine-year period for measuring Zecuity’s commercial success will likely expire in 2023. This gives Endo the unfettered discretion to artificially depress sales of Zecuity until after 2023 in order to minimize whatever additional payments it must make to NuPathe stockholders. In other words, the Company’s stockholders are incurring an extraordinary and imbalanced amount of risk with respect to the contingent value.

66.                               Furthermore, even assuming the maximum eventual payout, the potential total payout of $6 per share ($2.85 plus the $3.15 in contingent payments) is insufficient.

67.                               NuPathe stockholders will receive the maximum $6 per share consideration at some point in time in the next nine or so years only if Zecuity yields $300 million in revenue over a consecutive four quarter span.

68.                               In performing its analyses, Wedbush assumed $300 million in annual revenue from Zecuity sales. But based on this assumed benchmark, Wedbush ascertained that the fair value of NuPathe’s stock was $8 per share, a full $2 greater than the best case scenario agreed to the Board.

69.                               Further supporting the unfairness of this deal is that Endo may raid the Company’s on-hand cash repository to fund the Acquisition.

70.                               The proposed Acquisition, therefore, represents wholly inadequate consideration.

The Unreasonably Preclusive and Anti-Competitive Deal Protection Measures

71.                               As part of the Merger Agreement, the Director Defendants agreed to certain onerous and unreasonable “deal protection” devices that operative conjunctively to make the Acquisition a fait accompli and preclude competing offers from emerging for the Company.

72.                               Section 6.5 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Endo. This section further demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

73.                               Section 6.5 also demands that NuPathe shall demand that any other potential acquirer that has received confidential information to evaluate a possible merger or acquisition with NuPathe must destroy such confidential information, therefore seriously hampering other companies’ ability to conduct any further evaluation of a potential strategic transaction involving NuPathe.

74.                               Pursuant to § 5.03(b), should an unsolicited bidder submit a competing proposal, the Company must notify Endo of the bidder’s identity and the terms of the bidder’s offer.

75.                               Thereafter, should the Board determine to enter into a superior competing proposal, § 6.5 of the Merger Agreement requires the Board to grant Endo at least two business days in which the Company (or its representatives) must negotiate in good faith with Endo (if it so desires) and allow Endo to amend the terms of the Merger Agreement and related agreements (i.e., to make a counter-offer) to render the competing offer no longer superior.

76.                               In other words, the Merger Agreement gives Endo access to any rival bidder’s information and allows Endo a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Endo and piggy-back upon the due diligence of the foreclosed second bidder.

77.                               Section 8.2 of the Merger Agreement also provides that NuPathe must pay Endo a $5 million termination fee—roughly 4.8% of the current value of the Acquisition—if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

78.                               The Merger Agreement does not impose any termination fee or expense reimbursement obligations on Endo, thus evidencing not only the inadequate $2.85 per share consideration, but also the gross disparity in other terms of the Acquisition.

79.                               These deal protection provisions unreasonably restrain the Board’s ability to maximize stockholder value by restricting the Board from soliciting better deals or engaging in communications with potentially interested parties. Indeed, under the circumstances surrounding the Acquisition, the limited instances in which the Board can respond to an entreaty are too narrowly circumscribed to provide an effective “fiduciary out” for Director Defendants.

The Director Defendants’ Self-Interest in the Acquisition

80.                               The Director Defendants all have a substantial financial interest in the Acquisition, owning enormous amounts of vested or unvested stock options that will vest and become payable immediately upon the consummation of the Acquisition. Accordingly, the Director Defendants stand to gain millions of dollars from otherwise locked-up and unvested stock options, benefits which other NuPathe stockholders will not be receiving. This constitutes an impermissible conflict of interest.

81.                               NuPathe’s members of management, including Defendant Anido, also stand to receive investment or employment opportunities following the anticipated completion of the Acquisition. Indeed, Endo has acquired various companies in the recent past and usually retains existing members of the target company’s management. Thus, these individuals have a special and substantial interest in this Acquisition with Endo.

82.                               Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duty

(Against the Director Defendants)

83.                               Plaintiff repeats all previous allegations as if set forth in full herein.

84.                               As directors of NuPathe, the Director Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty, care, good faith, and candor.

85.                               As demonstrated by the allegations above, the Director Defendants are knowingly or recklessly failing to exercise the care required, and breaching their duties owed to stockholders of NuPathe because, among other reasons:

a.                                      They are taking steps to avoid competitive bidding, to cap the price of NuPathe common stock and to give Endo an unfair advantage by, among other things, failing to adequately solicit other potential acquirers or alternative transactions;

b.                                      They are ignoring or are not protecting against the numerous conflicts of interest resulting from the directors’ own inter-relationships or connection with the Acquisition; and

c.                                       They have failed to engage in an honest and fair sales process.

86.                               As a result of the Director Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of NuPathe’s assets and will be prevented from benefiting from a value-maximizing transaction.

87.                               Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Acquisition, to the irreparable harm of the Class.

88.                               Plaintiff and the Class have no adequate remedy at law.

COUNT II
Aiding and Abetting
(Against NuPathe, Endo, and Merger Sub)

89.                               Plaintiff repeats all previous allegations as if set forth in full herein.

90.                               As alleged in more detail above, Endo (including its affiliates) is well aware that the Director Defendants have not sought, and are not seeking, to obtain the best available transaction for the Company’s public stockholders.

91.                               Indeed, Endo has caused the Board to accept inadequate consideration, has extracted unreasonably preclusive deal protection terms, and has otherwise aided and abetted the Director Defendants’ breaches of fiduciary duties.

92.                               As a result, Plaintiff and the Class members are being harmed.

93.                               Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

A.                                    declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

B.                                    enjoining, preliminarily and permanently, the Acquisition;

C.                                    enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition unless and until the Board adopts and implements a fair sales process;

D.                                    in the event that the Acquisition is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

E.                                     directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

F.                                      awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

G.                                    granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: December 20, 2013	COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
BLAKE A. BENNETT (#5133) The Brandywine Building
1000 West Street, 10th Floor

Wilmington, DE 19801
(302) 984-3800
Attorneys for Plaintiff

OF COUNSEL

JOHNSON & WEAVER, LLP
Frank J. Johnson
110 West “A” Street, Suite 750
San Diego, CA 92101
Telephone: (619) 230-0063
Facsimile: (619) 255-1856

JOHNSON & WEAVER, LLP
W. Scott Holleman
99 Madison Avenue, 5th Floor
New York, NY 10016
Telephone: (212) 802-1486
Facsimile: (212) 602-1592